Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-246343 and 333-263911) on Form S-8, and in the registration statement (Nos. 333-258301 and 333-269446) on Form S-3, and in the registrations statements (Nos. 333-254471 and 333-257187) on Form S-1 of our report dated March 30, 2023, with respect to the consolidated financial statements of Biora Therapeutics, Inc. Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

San Diego, California

March 30, 2023